EAGLE PROTECT, PBC

A Delaware Public Benefit Corporation

BUSINESS DESCRIPTION AND PLAN

INTRODUCTION AND HISTORY

Eagle Protect, PBC is a Delaware public benefit corporation ("**Eagle US,**" "**we,**" "**us**", "**our**") that supplies disposable gloves and disposable protective clothing to the food industry across the US. Eagle US is not just any supplier. It is on a mission to sell products that meet the highest standard for environmental sustainability, food safety, and supply chain transparency. We offer US food businesses—manufacture, processing, retail and service—the opportunity to reduce their impact on the environment and purchase disposable gloves and clothing that are safe and ethically made.

Eagle US is wholly owned by Eagle Direct Limited ("**Eagle NZ**"), a New Zealand limited company that was founded in 2006 and has become a leading supplier of disposable gloves and protective clothing to the medical, dental, and food service industry in NZ. The New Zealand company supplies between 70% and 80% of that country's primary food sector. Together, Eagle NZ and Eagle US are the "**Eagle Group.**"

Eagle NZ has been innovating practices for social and environmental good since 2006. In 2012, Eagle NZ became the first certified B Corp in its industry and just three years later was honored with the global Building the Movement Award at the Annual B Corp Retreat. In 2015, Eagle NZ's B Corp certification was extended to include Eagle US. In 2017, the Eagle Group became the first company in its industry to be certified as Child Labor Free (CLF). For more information on the Eagle Group's social and environmental impact, please see the 2017 Sustainability Report attached.

Steve Ardagh, the founder of Eagle NZ, and his family relocated to California in 2016 to found Eagle US, building on the experience and success of Eagle NZ: both financially and in social and environmental impact.

Since inception, we have been putting our three core values of Sustainability, Health & Food Safety, and Supply Chain Transparency into action.

IMPACT STRATEGY

Health & Food Safety

Every day 8 people in the US will die from FBI. That is 3,000 every year. 48 million Americans get sick and 128,000 are hospitalized every year. According to our analysis of CDC, FDA and USDA data, gloves are implicated in 15-18% of FBIs.

The only legal food safety requirement for gloves in the US is that they comply with FDA regulations, which require that gloves they consist of "substances generally recognized as safe for use in food or food packaging." There are no legal guidelines for pinholes or defects that could result in FBI.

Vinyl gloves are often used in the US. This type of glove has been banned or discontinued in many countries for food safety and health concerns. Several of the potential components of vinyl gloves are listed in California's Proposition 65 as causing cancer and other conditions. Additionally, according to our research, vinyl gloves' permeability makes them an ineffective barrier to pathogens. As of 2018, we discontinued sale of vinyl gloves because we believed we could not in good faith recommend them to our customers as a food-safe and sustainably sound option.

Our gloves range is nitrile, with tested unique surface characteristics similar to Teflon®, which can reduce cross-contamination potential by three-fold, including by pathogens like Norovirus, E.coli, Hepatitis A, and Listeria monocytogenes.

Our gloves meet medical examination grade specifications. We believe the gloves that prevent FBI should be the same as those that treat it.

We are working closely with internationally recognized food and safety expert and microbiologist Barry Michaels on developing the ideal glove for food safety use while also keeping the improved environmental impact.

We have, with Michaels, adopted a multi-stage Fingerprint Program for our glove products to reduce the risks associated with physical, chemical, and microbiological hazards in food environments. The program consists of number of proprietary risk reduction steps including use of targeted third-party testing to verify glove structural integrity, chemical signature, surface transfer optimization, dermal compatibility, and specifically proscribed and prescribed microbial limits for both the inside (skin contact) and outside (food contact) of gloves.

We believe that by preventing FBI, our gloves can save lives.

Sustainability

Every day 330 million gloves are thrown away—an average of 228,000 every minute. Vinyl gloves are widely used, and they are heavy and environmentally poor, with up to 50% failing on donning due to their brittle PVC content, leading to increased waste and disposal. By changing out heavier vinyl gloves to a high-quality light nitrile glove we are able to save considerable glove waste. As well as saving glove and packaging waste, there are also savings in related carbon emissions and water usage.

Based on data from our work with customers, we believe that if all gloves used were our gloves, we could save over 5 billion gloves from being used and up to 128 million pounds of glove and related waste every year. We believe that this would also mean that 12,500 20ft sea containers would ***not*** have to be shipped around the world. We estimate that this could result in a savings of 320 million gallons of water and 12,000 MT of emissions.

Supply Chain Transparency

In 2015, the British Medical Association conducted a survey of the disposable glove manufacturing business worldwide. In its report it stated:

"(The investigation) revealed endemic and serious labor rights abuse of workers in factories… This includes both factories manufacturing for small-scale medical glove suppliers, and those manufacturing for major international brands. The manufacture of disposable medical gloves is at high risk for labor rights abuse."

The Eagle Group's factories are Child Labor Free (CLF) certified through independent audits, the only company of its type to have this designation. All our factories are visited regularly by our staff and are audited through our Supplier Code of Conduct, which measures labor conditions, environmental impact and quality control.

We use our Fingerprint Check Program to reduce chemical threats to workers in factories producing gloves and to the wearers of gloves.

For more information on the Eagle Group's social and environmental impact, please see the 2017 Sustainability Report attached.

MARKET SECTORS

Eagle Protect is focused on these following market sectors in the US where we believe there is considerable opportunity for growth.

Food Retail

There over 38,000 supermarkets in the US. Gloves are used in both front of house RTE (Ready to Eat) areas and back of house butchery, delicatessen, fish and bakery areas. By our calculation, the average supermarket location will use 800,000 disposable gloves per year making this total market in excess of 30 billion gloves alone. The predominant glove used in these areas is a cheap vinyl glove with potential health risks as described in "Health & Food Safety" above. Eagle US has presented science-backed trials to retailers who have then switched from vinyl gloves to our nitrile gloves.

One of these companies is the largest membership big-box food retailer in the US. The switch saved the company over 1.2 million pounds of glove and related waste per year by using a lighter, stronger glove. The company had been using a vinyl glove weighing 4.8g per glove—we replaced it with a 3g nitrile glove.

Food Service

The US has many and varied fast food and convenience store outlets. Major FBI outbreaks have occurred recently in some very prominent food chains. Our work has shown that gloves are implicated in 15-18% of recorded FBI's. Given the recent FBI outbreaks, there may be increased demand for gloves like ours that can increase food safety.

Food Processing/Manufacturing

The meat, seafood, dairy and other primary industry are our bread and butter. We have introduced the New Zealand way into many processing plants in the US including Cargill Meats (part of the largest private Company in the world), Harris Ranch Beef, Fishpeople Seafood, Old Trapper, Vermont Packinghouse and many more. Our research shows that our gloves can keep these businesses, their staff and customers safer as well as saving them considerable waste due to better product choice and process.

Campus Facilities

The US has around 5,300 colleges and universities as well as many campuses for tech and similar companies. Eagle Protect currently supplies some of these institutions. We have found these campuses are aware of environmental and supply chain concerns and are willing to purchase products that can help address these.

Organic/Natural Foods

Eagle US is focused on becoming the preferred supplier to natural foods and organic processors and food service. Our values of transparent sourcing and clean and safe products align us well with these sectors.

PRODUCTS

Eagle US supplies a range of disposable gloves and clothing to the food processing and food service industry, including but not limited to:

* Nitrile Gloves - Powder-free

* Several styles that suit different industries and applications

* PE Sleeves

* PE Clothing - Sleeved Smocks, Smocks and Aprons

* Headgear - Bouffant and Clip Hats and Balaclavas

* Beard Covers

* Overshoes

* Other non-woven clothing options - Visitor Kits, etc.

COMPETITION

Our market research shows a desire from customers for greater transparency and understanding of all products used in the supply chain. We believe that people want to know where their products come from, what has touched them, and their impact on the environment and that people want companies to do the right thing and be honest and open. There are examples in the US marketplace from companies such as Unilever, Danone and others that show that doing good is good for business. For instance, Unilever reports that 60% of growth now comes from their Sustainable Living Brands portfolio.

The disposable glove and clothing marketplace is competitive. But we believe that our focus on social and environmental impact, accompanied by research, clear standards, and investment in our people makes us stand out.

The Eagle Group is the only B Corp and the only CLF certified company in this business sector.

MARKETING AND SALES

Eagle US's marketing team is focused on educational media, social media, and trade show activities as well as direct and telephone sales outreach.

We have over 11,000 prospective purchasers in our Hubspot database including food safety, sustainability and procurement contacts. We personally approach these contacts to arrange consultation and appraise interest.

Kyle Geary, the Eagle Group's Sales Manager based in New Zealand, is responsible for growing the Meat/Protein Sector in the US. He visits the US on a 4-6-week rotation and has succeeded in acquiring Cargill Meat, Harris Ranch Beef and Bob Evans as customers who purchase a range of gloves and clothing.

We have also leveraged our B Corp Certification to develop a base of B Corp clients including Hog Island Oyster Co., Fishpeople Seafood, Sencha Naturals, Jeni's Ice Creams and many others.

We are in communication with many of the largest US food sector brands, including Walmart, Kroger, Danone and many others. Most are actively pursuing Blockchain traceability for their food products. The next requirement will be knowing where the products that touch the food (like gloves) come from and where the food has traveled in its lifetime.

SOCIAL AND ENVIRONMENTAL IMPACT GOALS

We are committed to the three of the 12 UN Sustainable Development Goals (**"SDGs"**):

Good Health & Well-Being

Decent Work & Economic Growth, and

Responsible Consumption & Production

We have been working toward those SDGs through the practices described in "Impact Strategy" above. We plan to continue to work toward these SDGs in the following ways:

SDG 3: Good Health & Well-Being

How we can contribute to SDG 3:

* Our ongoing scientific research into the cross-contamination potential of disposable gloves.

* Our nitrile gloves have been shown in scientific evaluation to reduce the cross-contamination risk of pathogens such as Norovirus, E.coli, Hepatitis A, and Listeria monocytogenes.

Eagle SDG 3 Goals:

* By 2022, through the use of quality nitrile gloves, reduce the annual impact of foodborne illness by 225 deaths and 9,600 hospitalizations.

SDG 8: Decent Work & Economic Growth

How we can contribute to SDG 8:

* We are Child Labor Free (CLF) certified to the manufacturing level for a specific range of products through independent audits

* Our Supplier Code of Conduct measures labor conditions, environmental impact and quality control.

* We strive for full supply chain transparency to assess our product's whole life cycle.

* Fingerprint Check and verification of gloves to reduce chemical threats to factory workers or migration to glove wearers.

Eagle SDG 8 Goals:

* Identify any negative work or economic effects on those involved in the supply chain, and provide solutions to address and measure these.

* Increase number of CLF certified factories by increasing business.

SDG 12: Responsible Consumption & Production

How we can contribute to SDG 12:

* Review of glove type, dispensing and processes to reduce glove consumption.

* By swapping customers from vinyl and thicker, poorer quality latex and nitrile gloves to thinner and better-engineered nitrile gloves.

* Work with glove manufacturers to continually improve manufacturing standards and raw material formulation used during production to produce stronger yet thinner gloves.

Eagle SDG 12 Goals

* Reduce glove and packaging waste by 20% through reduced glove usage (better quality, less failure) and corresponding disposal waste.

* Provide our customers with personalized environmental impact savings focusing on waste and disposal, water and CO_2.

* Develop recycling initiatives.

* Continue our leadership in the sustainable community and dedication to the B Corp certification.

For more information on the Eagle Group's social and environmental impact, please see the 2017 Sustainability Report attached.

RESEARCH AND DEVELOPMENT

We are exploring opportunities to supply to vertical farmers in buildings where cleanliness of the gloves is critical to prevent introducing pathogens to this closed ecosystem.

We are reviewing opportunities to recycle our products using new plants that are able to process contaminated plastics. This review involves evaluating the costs—both environmental and economic—of recycling operations so those costs do not negate the benefit.

MEDIA COVERAGE

Several media outlets have featured our focus on Sustainability, Supply Chain Transparency, and Health & Food Safety, including our decision in 2017 to stop supplying vinyl gloves.

For example:

https://www.foodqualityandsafety.com/article/disposable-gloves-food-safe/

https://www.foodsafetynews.com/2018/01/company-stops-selling-vinyl-gloves-cites-food-safety-risks/#.WvxbwdMvywx

http://info.eagleprotect.com/Eagle-Nitrile-Like-Teflon-Reduce-Listeria-Risk

https://www.sustainablebrands.com/news and views/waste not/stephen ardagh/how us food industry can divert 65m lbs glove packaging wast

OUR PEOPLE

Attracting and retaining the best talent is key to the Eagle Group's success. At the end of 2017 there were 16 Eagles globally including staff in New Zealand, Canada and the US. The average length of tenure at Eagle NZ has been over 5 years, with a retention rate of 93%. Eagle US has implemented the same personnel and work culture practices that Eagle NZ has used.

As a B Corp, we know that in order to "be the change we wish to see in the world," first and foremost we must start with our relationships with others and a commitment to creating an environment and culture where our people are excited about coming to work.

Our mission to improve the products and services that protect people would not be possible without a passionate and dedicated team. We strive to create and sustain a supportive, positive workplace where our people feel valued, inspired and motivated to excel.

We offer workplace flexibility and remote working where practicable.

Development - Forever Learning

Investing in our people's skills and capabilities is a key component of building an innovative and sustainable business. Our people are our biggest asset, and the ability of the Eagle Group to achieve our strategic goals relies in part on the professionalism, knowledge and drive to succeed which we foster with support for ongoing professional development.

Eagle US Team

Steve Ardagh - Co-Founder, President & CEO

Lynda Ronaldson - Co-Founder, Vice President Marketing

Barry Michaels - Microbiologist, Research Director - Barry Michaels Group LLC

Kyle Geary - Sales Manager

Brian Fetzer - Account Manager

Sarah Berry - Marketing Star

Taylor Ilacqua - Administration/Operations Manager

Kimberly Barnett-Burton - Sales & Marketing Associate

IMPACT SUMMARY

Every minute in the US over 100,000 people put on disposable gloves. Just as many take them off and dispose of them—every single minute, 24/7, 365 days a year! In the food sector alone 30 billion gloves are used every year in the US.

Through our research-based products and process we believe we could save over 5 billion gloves every year from being used—saving millions of pounds of waste, emissions and water. The opportunity for impact is significant and the change is simple.

We see the glove industry as stagnant, unimaginative and even complicit in environmental damage, associated food safety risks, and worker abuses.

We have the intention to and, we believe, the research, people, supply chain, drive and imagination to assist the food industry in the US be safer, transparent and environmentally aware.